Kenneth G. Alberstadt

Akerman Senterfitt LLP

335 Madison Avenue

Suite 2600

New York, NY 10017

Tel: 212.880.3800

Fax: 212.880.8965

Dir: 212.880.3817

Dir Fax: 212.880.8965

kenneth.alberstadt@akerman.com

March 14, 2012

Via E-mail and Edgar Transmission

Mr. Justin Dobbie

Mr. J. Nolan McWilliams

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Red Bullet Racing Corporation

Amendment No. 1 to the Registration Statement on Form S-1

Filed February 10, 2012

File No. 333-178754

Macho Uno Racing Corporation

Amendment No. 1 to the Registration Statement on Form S-1

Filed February 14, 2012

File No. 333-178781

Ginger Punch Racing Corporation

Amendment No. 1 to the Registration Statement on Form S-1

Filed February 14, 2012

File No. 333-178782

Perfect Sting Racing Corporation

Amendment No. 1 to the Registration Statement on Form S-1

Filed February 14, 2012

File No. 333-178783

Awesome Again Racing Corporation

Amendment No. 1 to the Registration Statement on Form S-1

Filed February 14, 2012

File No. 333-178784

Ghostzapper Racing Corporation

Amendment No. 1 to the Registration Statement on Form S-1

Filed February 14, 2012

File No. 333-178785

BOCA RATON DALLAS DENVER FORT LAUDERDALE JACKSONVILLE LAS VEGAS LOS ANGELES MADISON MIAMI NAPLES NEW YORK ORLANDO PALM BEACH SALT LAKE CITY TALLAHASSEE TAMPA TYSONS CORNER WASHINGTON, D.C. WEST PALM BEACH

March 14, 2012

Dear Messrs. Dobbie and McWilliams:

On behalf of Red Bullet Racing Corporation (the “Company”), Macho Uno Racing Corporation, Ginger Punch Racing Corporation, Perfect Sting Racing Corporation, Awesome Again Racing Corporation and Ghostzapper Racing Corporation (collectively, including Red Bullet Racing Corporation, the “Racing Companies”), we are providing the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 28, 2012 relating to the Company’s Amendment No. 1 (“Amendment No. 1”) to registration statement on Form S-1 that was filed on February 10, 2012 and Amendment No. 1 to registration statements on Form S-1 that were filed by the other Racing Companies on February 14, 2012 (the “Registration Statements”). For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. The responses and information described herein are based upon information provided to us by the Racing Companies.

On March 8, 2012, each of the Racing Companies filed Amendment No. 2 to their respective Registration Agreements solely to file certain exhibits.

We are filing simultaneously herewith Amendment No. 3 (“Amendment No. 3”) to the Registration Statement filed by the Company (the “Company Registration Statement”) and expect to file within three business days corresponding amendments to the registration statements filed by the other Racing Companies. For ease of your reference, Amendment No. 3 has been marked to show changes made to Amendment No. 1.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Company Registration Statement. Page references in this response letter refer to pages of Amendment No. 3.

We appreciate the time and effort that the Staff has dedicated to reviewing the Registration Statements.

Red Bullet Racing Corporation

General

1.	Staff Comment: We note concurrent registration statements filed February 14, 2012 by Macho Uno Racing Corporation (File No. 333-178781), Ginger Punch Racing Corporation (File No. 333-178782), Perfect Sting Racing Corporation (File No. 333-178783), Awesome Again Racing Corporation (File No. 333-178784), and Ghostzapper Racing Corporation (File No. 333-178785). To the extent our comments below apply to any of the above referenced registration statements, please revise those registration statements accordingly.

Response: Each of the other Racing Companies intends to file an amendment to its Registration Statement within two business days from the date hereof. Each such amendment will incorporate revisions corresponding to the revisions reflected in Amendment No. 3 to the extent applicable.

2.	Staff Comment: We note your response to prior comment 18 that your websites are expected to be operational on or about March 7, 2012. Please confirm that any web pages containing communications relating to this offering will not be active prior to effectiveness of the registration statement.

Response: The Racing Companies confirm that any web pages containing communications relating to their respective offerings will not be active prior to effectiveness of their respective registration statements.

Cover Page of Prospectus

3.	Staff Comment: Please quantify the convenience fee associated with a debit card transaction here and throughout the prospectus.

March 14, 2012

Response: The Company has revised the disclosure on the prospectus cover page and in the other applicable portions of Amendment No. 3 in response to the Staff’s comment.

Our Company, page 1

4.	Staff Comment: Please revise the third paragraph of this section to disclose that limiting each Racing Company to 20 horses may involve a higher degree of risk than having a pool of 120 horses.

Response: The Company has revised the disclosure on page 1 of Amendment No. 3 in response to the Staff’s comment.

The Original Horse Stock Exchange, page 1

5.	Staff Comment: We note your revised disclosure that you intend to brand the Racing Companies collectively as “The Original Horse Stock Exchange.” Please describe the “certain purposes” for which you are branding the Racing Companies in this manner. Additionally, please clarify whether you are branding the Racing Companies in this manner solely to promote the sale of your stock to potential investors or whether you intend to also utilize this branding strategy to market your operations. If one of the purposes is to promote the sale of your stock, please explain why you believe your branding efforts would not be potentially misleading to investors by creating the impression that you function as a stock exchange. Also, to the extent you will incur material expenditures in conjunction with the branding campaign, please disclose in Our Business Plan and Use of Proceeds.

Response: The Company has revised the disclosure on pages 1 and 2 of Amendment No. 3 in response to the Staff’s comment. The Racing Companies do not expect to incur material expenditures in conjunction with the branding campaign.

Our Strategy, page 2

6.	Staff Comment: We note your response to prior comment 2. Please revise to explain why many owners are reluctant to sell an “in-form” three-year old thoroughbred. Please also balance your disclosure in this section by disclosing that your plan to sell three-year olds at auction is an untested business model and may not result in returns to your investors.

Response: The Company has revised the disclosure on page 3 of Amendment No. 3 in response to the Staff’s comment.

Limitations on Ownership, page 8

7.	Staff Comment: Please describe the specific limits on voting and distribution rights and the company’s right to redeem shares purchased in this offering.

Response: The Company has revised the disclosure on pages 8 and 9 of Amendment No. 3 in response to the Staff’s comment.

8.	Staff Comment: Please add a separate question and answer discussing limitations on ownership because of state regulatory provisions and the provisions in your certificate of incorporation limiting voting and distribution rights and the possibility of redemption to ensure compliance with state regulatory requirements. In this regard, please also add risk factors describing the attendant risks.

Response: The Company has revised the disclosure on pages 12, 27, 28 and 31 of Amendment No. 3 in response to the Staff’s comment.

March 14, 2012

Our Business Plan, page 44

9.	Staff Comment: We note your response to prior comment 49 and reissue in part. Please explain how your limited operating period will maximize the return to your investors.

Response: The Company has revised the disclosure on pages 50 and 51 of Amendment No. 3 in response to the Staff’s comment.

Horse Acquisitions, page 45

10.	Staff Comment: We note your response to prior comment 51. Please explain what you mean by “precocious” horses in the second to last paragraph on page 46 and briefly explain why the selection team considered but did not select this type of horse.

Response: The Company has revised the disclosure on page 53 of Amendment No. 3 in response to the Staff’s comment.

Liquidation, page 53

11.	Staff Comment: We note your response to prior comment 56. Please explain why there is no established market for the sale of three-year olds and the reasons for the limitations on supply you reference in your revised disclosure. Please also provide the basis for and explain in greater detail your belief there is “unmet market demand.”

Response: The Company has revised the disclosure on pages 60 and 61 of Amendment No. 3 in response to the Staff’s comment.

12.	Staff Comment: In this regard, please discuss why it is advantageous to auction your horses during the liquidation period as opposed to selling the horses through privately negotiated transactions, which appears to be the industry practice for horses of this age.

Response: The Company has revised the disclosure on pages 60 and 61 of Amendment No. 3 in response to the Staff’s comment.

13.	Staff Comment: In addition, please address the possibility, given there is not currently an established market for the sale of three-year olds, that attempting to auction a pool of up to 120 horses in a limited period of time could have the effect of significantly reducing the sale prices of your horses.

Response: The Company has revised the disclosure on page 60 of Amendment No. 3 in response to the Staff’s comment.

Government Regulation, page 56

14.	Staff Comment: We note your response to prior comments 61 and 62. Please respond to these comments as soon as you are able. We may have additional comment upon review of your response.

Response: The Company has revised the disclosure on pages 63 and 64 of Amendment No. 3 in response to the Staff’s comment.

Employees, page 57

15.	Staff Comment: We note that you disclose how much time your two employees will allocate to the Racing Companies in the aggregate. Please also disclose how much time they will allocate to each individual Racing Company.

March 14, 2012

Response: The Company has revised the disclosure on page 65 of Amendment No. 3 in response to the Staff’s comment.

Description of Capital Stock, page 66

16.	Staff Comment: Please revise to summarize the material provisions in your restated certificate of incorporation that limit voting rights or distributions in order to ensure compliance with state regulatory requirements.

Response: The Company has revised the disclosure on pages 74 and 75 of Amendment No. 3 in response to the Staff’s comment.

Certain Redemption Provisions, page 66

17.	Staff Comment: Please disclose all of the material redemption provisions. Please address, for example, how the redemption price will be determined and what the consideration will be. Please also discuss the requirements you intend to impose on holders of 3% or more of your securities.

Response: The Company has revised the disclosure on pages 74 and 75 of Amendment No. 3 in response to the Staff’s comment.

Plan of Distribution, page 72

18.	Staff Comment: Please provide us with screenshots of web pages and copies of any other written materials you anticipate using in connection with the distribution of securities. We may have further comment upon review of the materials.

Response: Screenshots of web pages and copies of other written materials the Racing Companies anticipate using in connection with the distribution of securities are being provided under separate cover on a supplemental basis.

19.	Staff Comment: In this regard, please explain in greater detail each method of advertising you intend to use to solicit investors. For each method, please provide us with a detailed analysis how the method will meet the requirements of Sections 5 and 10 of the Securities Act, Securities Act Rule 164, and Rule 433 of Regulation C.

Response: The Racing Companies intend to use the following methods of advertising to solicit investors:

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Tombstone Advertisements. Tombstone advertisements that comply with Rule 134 of the Securities Act will appear both in print and online, as well as in video shots projected at racetracks owned by The Stronach Group. The online versions will appear on websites affiliated with the Racing Companies as well as third party websites. The online versions will include hyperlinks to the IPO website described below. The Racing Companies will use the tombstone advertisements after registration statements containing prospectuses that meets the requirements of Section 10 of the Securities Act, and that include the price at which the common stock of the Racing Companies is being offered, have been filed with the Commission. Rule 134 provides that tombstone advertisements complying with the rule are not prospectuses or free writing prospectuses and therefore Section 5 is not contravened by the use of such advertisements in compliance with Rule 134.

The Racing Companies intend to use three similar forms of tombstone advertisement. Two are intended for use in the vicinity of participating racetracks and will include information about the timing of the next roadshow presentation; the only difference between these two forms is that one includes the legend required by Rule 134(b)(1) and is intended for use prior to the effectiveness of the registration statement and the other, intended for use after effectiveness of the registration statement, does not include the legend. The third version of the tombstone advertisement does not include information about the timing of the next roadshow presentation or the legend and is intended to be used in various media remote from the racetrack locations.

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Booths at Racetracks. The Company intends to maintain information booths at racetracks owned by The Stronach Group. The booths will function to advise people of live roadshows at the racetracks and to make prospectuses and (after the registration statement is effective) subscription agreements

March 14, 2012

available to potential investors. Such prospectuses will meet the requirements of Section 10 of the Securities Act and will include the price at which the common stock of the Racing Companies is being offered. To the extent that personnel working at the information booths make any statements that may be deemed to offer securities of the Racing Companies, such oral statements will be permitted by Section 5(c) of the Securities Act because registration statements containing prospectuses complying with Section 10 of the Securities Act will previously have been filed with the Commission.

The signage that is visible on the face of the booths will display the names of the six Racing Companies and as such will constitute a permissible tombstone advertisement. If the booths are operative prior to effectiveness of the registration statement, the signage will include the legend required by Rule 134(b)(1).

Within the booths, copies of the vanity stock certificates (which do not constitute stock certificates, cannot be used to transfer title and are for decorative purposes only) and Founding Investor cards to be issued to investors in the offering will be displayed beneath a glass countertop. Because these items may be deemed to constitute free writing prospectuses, the legend required by Rule 433(c)(2)(i) will be reproduced and will appear alongside these items beneath the glass countertop. Prospectuses meeting the requirements of Section 10(a) of the Securities Act will be made available to visitors to the booth and will be placed on the glass countertops beneath which the copies of the vanity stock certificates and Founding Investor cards appear. The Racing Companies are not ineligible issuers as defined in Rule 405 and are therefore permitted to use free writing prospectuses in connection with the offerings (which are not excluded offerings pursuant to Rule 164(g)) pursuant to Rule 164(e). However, because the Racing Companies are unseasoned issuers not eligible to register securities on Form S-3, pursuant to Rule 433(b)(2), free writing prospectuses used by the Racing Companies must be accompanied or preceded by the most recent Section 10(a) prospectuses.

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Live Roadshows at Racetracks. The Racing Companies will conduct live roadshows at the racetracks, during which oral offers will be made but no sales will be completed. Section 5(c) of the Securities Act permits such oral offers once registration statements containing prospectuses complying with Section 10 of the Securities Act have been filed with the Commission. Each live roadshow will be a communication that, at the time of the communication, originates live, in real-time, to a live audience and does not originate in recorded form or otherwise as a “graphic communication” and will not be a “written communication” as defined in Rule 405 of the Securities Act. Any slides or other graphic materials displayed as part of the live roadshow presentation will be made available simultaneously and only as part of (and not separately from) the roadshow. Without limitation of the foregoing, potential investors attending the roadshow will not be given the opportunity to retain physical copies of such slides or other graphic material. In accordance with the Note to paragraph (d)(8) of Rule 433, such slides or other graphic material will not be required to be filed with the Commission.

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IPO Website. The issuer will maintain a website at which prospective investors will be able to obtain the prospectuses relating to the offerings by the Racing Companies and, once they have accessed those prospectuses, to subscribe for shares in the offerings. The IPO website will not be operative prior to the time the Registration Statements have been declared effective by the Commission. The IPO website will be operated in compliance with Securities Act Rules 164 and 433 the Commission’s published guidance concerning electronic delivery of offering documents. In particular: (i) the legend required by Rule 433(c)(2)(i) will appear on the first page of the website; (ii) although the tabs that will open the Racing Companies’ Section 10(a) prospectuses for review open pdf files containing the prospectuses rather than hyperlinks, the Racing Companies believe that the ease of use of the Adobe Reader software, which is already loaded onto in many computers at the time of purchase and is also made available without charge, and with complimentary technical support, on the IPO website operates to make the accessibility of the prospectuses on the website comparable to the accessibility afforded by a hyperlink, which is acknowledged in Note 1 to Rule 433(b)(2)(i) to constitute sufficient delivery, and therefore will result in the prospectuses being deemed to have preceded or accompanied the free writing prospectus materials appearing on the website (see Section II.A.3 of Release No. 33-7856); (iii) the information and graphics relating to the vanity stock certificates and the VIP member card, as well as the FAQ, will appear on the same page as the tabs that will open the Racing Companies’ Section 10(a) prospectuses for review (see Release No. 33-7233, example (14)); and (iv) although investors purchasing shares on the IPO website are required to consent to the electronic delivery of any amendments and supplements to the prospectuses, they are also provided with a means to request paper delivery of any prospectus, as then amended or supplemented (see Section II.D.4 of Release No. 33-7856).

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Frequently Asked Questions. The Racing Companies will make available written documents containing frequently asked questions (the “FAQ”) complying with Rule 43. The information in the FAQ will not conflict with the information contained in the Registration Statements and will contain a legend in the form prescribed by Rule 433(c)(2). Additionally, delivery of the preliminary prospectus will accompany or precede delivery of the FAQ.

March 14, 2012

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Free Writing Prospectuses Generally. The free writing prospectuses described above will be filed with the Commission no later than the date of first use (with the exception of the slides or other graphic material displayed as part of the live road show presentations) and retained in the issuer’s files for three years. The information in the free writing prospectuses will not conflict with the information contained in the Registration Statements.

Macho Uno Racing Corporation

Risk Factors, page 16

20.	Staff Comment: Refer to the risk factor regarding the expression, by your independent registered public accountants, of substantial doubt that you will be able to continue as a going concern on page 18. The audit report to which you refer appears to be dated December 28, 2011. Please revise or advise. Please revise similar risk factors in the registration statements of Ginger Punch Racing Corporation, Perfect Sting Racing Corporation, Awesome Again Racing Corporation, and Ghostzapper Racing Corporation.

Response: The expression, by the Company’s independent registered public accountants, of substantial doubt that the Company will be able to continue as a going concern has been removed because an affiliated entity is providing a letter to confirm that it will fund working capital deficits. The audit opinion has been updated and is now dated March 14, 2012. Accordingly, the risk factor has been deleted from Amendment No. 3 of each of the Racing Companies.

Financial Statements

Note 2. Significant Accounting Policies

Livestock Horses, page F-8

21.	Staff Comment: Refer to your response to prior comment 81. We assume that the horse to which you refer is named Morse Code Mama. We also assume that the surgery has been successful and that the filly has returned to training and is no longer identified as injured in Amendment 1, under the heading “Racehorses are prone to injury” on page 21. If our assumptions are correct, please confirm. Alternatively, please explain how our understanding is not correct.

Response: Macho Uno Racing Corporation confirms that the horse referred to is Morse Code Mama, that the surgery was successful and that the filly has returned to training and is no longer identified as injured in Amendment No. 3.

22.	Staff Comment: It appears that three additional horses have been injured subsequent to December 16, 2011. One of these horses appears to have had a purchase price of $180,000 and the combined value of the three injured horses appears to amount to $240,000, which constitutes approximately 19% of the balance of “Livestock Horses” at December 16, 2011. If our understanding is correct, we believe that additional disclosures are required as this is a Form S-1. Specifically, we believe that these nonrecognized subsequent events should be disclosed in a footnote as contemplated by ASC 855-10-50 and Rule 8- 03 (b) (2) of Regulation S-X.

Response: The impairment policies of the Racing Companies provide that because the Racing Companies expect that their livestock horses will race, on average, once every three months during the company’s operating period, the Racing Companies examine their livestock horses for potential impairment if, due to injury, illness or other events, the horse is expected to be unable to train or race for a period of at least three months. An impairment charge would not be recognized solely on the basis that a horse might be unable to train or race for a period of at least three months, however, if it appears that the horse will be able to race six times during the applicable Racing Company’s operating period. Based on these policies, Macho Uno Racing Corporation has concluded that no subsequent event disclosure is required.

March 14, 2012

23.	Staff Comment: Further, in view of the relative significance of the injured horses, we believe that these matters should be specifically disclosed in MD&A as a known uncertainty that might reasonably be expected to have a material impact on revenues and or operating income. Address the consideration you have given to the possibility of impairment here and in the financial statement footnote referenced above. Finally, please expand the related risk factor discussion on page 21 to quantify the dollar value of the injured horses. Update your information to the most recent practicable date.

Response: The Company is disclosing in the MD&A section of Amendment No. 3, and the other Racing Companies will similarly disclose, that the risk of injury to livestock horses and related potential impairment charges represents a material uncertainty related to the financial results of the Racing Companies. As discussed in response to comment 22, based on the application of the Racing Companies’ impairment policies, the Racing Companies have concluded that no impairment of any livestock horses exists as of the date of this letter. The dollar values of horses affected by injuries has been disclosed in the risk factor titled “Race horses are prone to injury” and in “Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

The Company has revised the disclosure on pages 25 and 46 of Amendment No. 3 in response to the Staff’s comment.

For purposes of the above responses to accounting and accounting-related comments in the Staff’s comment letter, we have incorporated information provided to us by the Company’s accounting and financial reporting team as well as certain input from Marcum LLP.

If you have any question or require any further information or documents, please telephone the undersigned at (212) 880-3817.

Sincerely,

AKERMAN SENTERFITT LLP

By:	/s/ Kenneth G. Alberstadt
Kenneth G. Alberstadt